SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2012

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Business (Preliminary) Results

The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in million Won, %)		Current Term (first quarter of 2012)	Previous Term (fourth quarter of 2011)	Changes (%)	Year to Year Comparison (first quarter of 2011)	Changes (%)
Sales Amount	Current Results	3,985,569	3,973,663	+0.3	3,908,861	+2.0
	Accumulative Results	3,985,569	15,988,278	—	3,908,861	+2.0

Operating Income	Current Results	452,316	325,944	+38.8	614,338	-26.4
	Accumulative Results	452,316	2,131,458	—	614,338	-26.4

Net Income From Continuing Operations Before Income Tax	Current Results	422,367	262,328	+61.0	768,901	-45.1
	Accumulative Results	422,367	2,182,858	—	768,901	-45.1

Net Income	Current Results	323,316	195,482	+65.4	537,268	-39.8
	Accumulative Results	323,316	1,582,073	—	537,268	-39.8

2. Source of Data	Data Provider	SK Telecom IR Team
	Provided for	Analysts and Institutional Investors
	Date of Provision	May 2, 2012 / 16:00
	Related Event(Location)	Conference Call for the quarter ended March 31, 2012 (SK Telecom Headquarter, Conference Room)
3. Contact Information	Supervisor	Soo Cheol Hwang (02-6100-1809)
	Organizer	Ig Soon Im (02-6100-1633)
	Organizing Team	SK Telecom IR Team

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: May 2, 2012

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